UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MOVADO GROUP, INC.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

624580-10-6

(CUSIP Number)

Efraim Grinberg c/o Movado Group, Inc.

650 From Road

Paramus, New Jersey 07652

Tel. No.: (201) 267-8000

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

November 28, 2007

(Date of Event which Requires Filing of

this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 624580106	Page 2 of 13

SCHEDULE 13D

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Grinberg Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,655,640
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,655,640
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,655,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14		TYPE OF REPORTING PERSON* PN

CUSIP No. 624580106	Page 3 of 13

SCHEDULE 13D

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Grinberg Group Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,655,640
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,655,640
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,655,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14		TYPE OF REPORTING PERSON* PN

CUSIP No. 624580106	Page 4 of 13

SCHEDULE 13D

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Efraim Grinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,810,561
	8	SHARED VOTING POWER 4,519,435
	9	SOLE DISPOSITIVE POWER 1,810,561
	10	SHARED DISPOSITIVE POWER 4,519,435
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,329,996
12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Mr. E. Grinberg disclaims beneficial ownership as to the 954,218 shares held by the trusts for the benefit of his siblings of which he is trustee or co-trustee.

☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 624580106	Page 5 of 13
1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Miriam G. Phalen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 339,690
	8	SHARED VOTING POWER 3,655,640
	9	SOLE DISPOSITIVE POWER 339,690
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,995,330
12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Ms. Phalen disclaims beneficial ownership as to the 11,441 shares of Movado Common Stock, and options to purchase of 46,402 shares of Movado Common Stock, held by Ms. Phalen's husband.

☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%
14		TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 624580106	Page 6 of 13

SCHEDULE 13D

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Alexander Grinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 254,570
	8	SHARED VOTING POWER 3,740,430
	9	SOLE DISPOSITIVE POWER 254,570
	10	SHARED DISPOSITIVE POWER 84,790
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,995,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 624580106	Page 7 of 13

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the "Movado Common Stock"), of Movado Group, Inc., a New York corporation (the "Issuer"). The address of the Issuer's principal executive offices is 650 From Road, Paramus, New Jersey 07652.

Item 2. Identity and Background.

(a)          The names of the persons filing this statement are Grinberg Partners L.P. ("GPLP"), a Delaware limited partnership, Grinberg Group Partners ("GGP"), a Delaware general partnership, Efraim Grinberg ("Mr. E. Grinberg"), Miriam G. Phalen ("Ms. Phalen") and Alexander Grinberg ("Mr. A. Grinberg" and, collectively with GPLP, GGP, Mr. E. Grinberg and Ms. Phalen, the "Reporting Persons"). GGP is the general partner of GPLP. Mr. E. Grinberg, Ms. Phalen and Mr. A. Grinberg are three of the five general partners of GGP. The other general partners are Mr. Gedalio Grinberg ("Mr. G. Grinberg") and Mrs. Sonia Grinberg ("Mrs. S. Grinberg"). Mr. E. Grinberg is the Managing Partner of GGP and, under the partnership agreement of GGP, has sole authority to act on behalf of GGP.

(b)          The business address of GPLP, GGP, Mr. E. Grinberg, Ms. Phalen, and Mr. A. Grinberg is 650 From Road, Paramus, New Jersey 07652.

(c)          GPLP was formed to provide a common vehicle for members of the Grinberg family and trusts to become knowledgeable about, manage, and preserve family assets. GGP was formed to invest in, purchase and sell real estate and securities of domestic or foreign operating companies and to act as a partner of any partnership, including GPLP. Mr. E. Grinberg's principal occupation is President, Chief Executive Officer and Director of the Issuer. Ms. Phalen's principal occupation is homemaker. Mr. A. Grinberg's principal occupation is manager of one of the product brands of the Issuer.

(d)          During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. E. Grinberg, Ms. Phalen, and Mr. A. Grinberg are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

On November 28, 2007, Mr. G. Grinberg and Mrs. S. Grinberg contributed 987,008 and 442,708 shares, respectively, of Class A Common Stock, par value $0.01 per share (the "Movado Class A Common Stock"), of the Issuer to GPLP in consideration for 987,008 limited partnership interests and 442,708 limited partnership interests, respectively, of GPLP. Each share of Movado Class A Common Stock is convertible on a one-for-one basis into Movado Common Stock. Prior to such conversion, each share of Movado Class A Common Stock is entitled to 10 votes per share on all matters submitted to a vote of the shareholders of the Issuer. Each share of Movado Common Stock is entitled to one vote per share.

GGP acquired beneficial ownership of these shares in its capacity as general partner of GPLP in connection with the above-described contribution. Mr. E. Grinberg acquired beneficial ownership of these shares in his capacity as Managing Partner of GGP in connection with the above-described contribution. Ms. Phalen and Mr. A. Grinberg acquired beneficial ownership of these shares in their capacity as limited partners of GPLP in connection with the above-described contribution.

CUSIP No. 624580106	Page 8 of 13

Item 4. Purpose of Transaction.

The securities transferred to GPLP from Mr. G. Grinberg and Mrs. S. Grinberg were for estate planning purposes. Mr. E. Grinberg is the President, Chief Executive Officer, and a Director of the Issuer, as well as the Managing Partner of GGP, which is the general partner of GPLP. As a result, Mr. E. Grinberg may, in the ordinary course or otherwise, exercise his beneficial ownership of his own shares of Movado Common Stock and Movado Class A Common Stock, and the shares of Movado Class A Common Stock beneficially owned by GGP or GPLP, to take actions to influence the management, business, and affairs of the Issuer.

Other than as described or contemplated in this Item 4, or as announced publicly, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Notwithstanding the above, the Reporting Persons may at any time and from time to time, and reserve the right to, acquire additional securities of the Issuer, dispose of any such securities of the Issuer or formulate plans or proposals regarding the Issuer or its securities, to the extent deemed advisable by the Reporting Persons in light of market conditions or other factors that may have the effects described in clauses (a) through (j) in the preceding paragraph.

Item 5. Interest in Securities of the Issuer.

GPLP

(a)          GPLP beneficially owns an aggregate of 3,655,640 shares of Movado Class A Common Stock, which, as converted into Movado Common Stock, represents 15.8% of the issued and outstanding shares of Movado Common Stock. Such 3,655,640 shares are held directly by GPLP.

(b)          GPLP has shared voting and dispositive power with respect to 3,655,640 shares of Movado Class A Common Stock held directly by GPLP with GGP (its general partner) and Mr. E. Grinberg (as Managing Partner of GGP). GPLP has shared voting power with Ms. Phalen and Mr. A Grinberg with respect to such shares as a result of the voting arrangement described in Item 6, below.

(c)          Other than the contribution described in Item 3 above, there have been no transactions by GPLP in Movado Common Stock effected since September 29, 2007, the 60th day prior to November 28, 2007.

(d)          All sale proceeds and dividends on shares of Movado Class A Common Stock owned by GPLP are for the benefit of GPLP and its partners, as set forth in the Limited Partnership Agreement (the "Partnership Agreement"), dated August 20, 1998, by and among GGP, Mr. G. Grinberg, Mr. E. Grinberg, Ms. Phalen, and Mr. A. Grinberg and filed as Exhibit 2 to the Schedule 13D jointly filed by GPLP, GGP, Ms. Phalen and Mr. A. Grinberg with the Securities and Exchange Commission on August 31, 1998 and incorporated herein by reference.

(e)	Not applicable.

CUSIP No. 624580106	Page 9 of 13

GGP

(a)          GGP beneficially owns 3,655,640 shares of Movado Class A Common Stock, which, as converted into Movado Common Stock, represents 15.8% of the issued and outstanding shares of Movado Common Stock. Such 3,655,640 shares are owned by GPLP, of which GGP is the general partner.

(b)          GGP has shared voting and dispositive power with respect to 3,655,640 shares of Movado Class A Common Stock beneficially owned by GGP with GPLP (the general partnership of which GGP is the general partner) and Mr. E. Grinberg (its Managing Partner). GGP has shared voting power with Ms. Phalen and Mr. A Grinberg with respect to such shares as a result of the voting arrangement described in Item 6, below.

(c)          Other than the contribution described in Item 3 above, there have been no transactions by GGP in Movado Common Stock effected since September 29, 2007, the 60th day prior to November 28, 2007.

(d)          All sale proceeds and dividends on shares of Movado Class A Common Stock owned by GPLP are for the benefit of GPLP and its partners, as set forth in the Partnership Agreement.

(e)	Not applicable.

Mr. E. Grinberg

(a)          Mr. E. Grinberg beneficially owns 6,329,996 shares of Movado Common Stock (representing 24.8% of the issued and outstanding shares of Movado Common Stock), of which 189,720 are shares of Movado Common Stock owned by Mr. E. Grinberg directly, and 806,402 are shares of Movado Common Stock which Mr. E. Grinberg has the right to acquire by the exercise of options under the Issuer's Stock Incentive Plan. The balance of Mr. E. Grinberg's shares are shares of Movado Class A Common Stock. Included in Mr. E. Grinberg's total number of shares of Movado Class A Common Stock are: 251,133 shares of Movado Class A Common Stock which he owns directly, and an aggregate of 563,306 shares held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, of which trusts Mr. E. Grinberg is sole trustee. In addition, the amount of shares reported for Mr. E. Grinberg includes an aggregate of 862,940 shares of Movado Class A Common Stock held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, and 855 shares of Movado Class A Common Stock held by a trust for the benefit of Mr. E. Grinberg's nephew, of which trusts Mr. E. Grinberg is co-trustee with Mr. Andrew Regan. Of those 1,427,101 shares of Movado Class A Common Stock held by trusts of which Mr. E. Grinberg is sole trustee or co-trustee, Mr. E. Grinberg disclaims beneficial ownership of the 954,218 shares held by the trusts for the benefit of his siblings and the 855 shares held by the trust for the benefit of his nephew. Mr. E. Grinberg, as Managing Partner of GGP (the general partner of GPLP), has beneficial ownership of the 3,655,640 shares of Movado Class A Common Stock held directly by GPLP.

(b)          Mr. E. Grinberg has sole voting and dispositive power with respect to the 189,720 shares of Movado Common Stock which he owns directly, the 806,402 shares of Movado Common Stock which he has the right to acquire by the exercise of options under the Issuer's Stock Incentive Plan and the 251,133 shares of Movado Class A Common Stock which he owns directly. Mr. E. Grinberg has sole voting and dispositive power with respect to the 563,306 shares of Movado Class A Common Stock held by the trusts of which he is the sole trustee, and shared voting and dispositive power with Mr. Andrew Regan with respect to the 863,795 shares of Movado Class A Common Stock held by the trusts of which he is co-trustee with Mr. Andrew Regan. Mr. E. Grinberg, as Managing Partner of GGP (the general partner of GPLP), shares voting and dispositive power with respect to the 3,655,640 shares of Movado Class A Common Stock held directly by GPLP with GGP and GPLP. Mr. E. Grinberg shares voting power with respect to such shares with Ms. Phalen and Mr. A Grinberg as a result of the voting arrangement described in Item 6, below.

(c)          Other than the contribution described in Item 3 above, there have been no transactions by Mr. E. Grinberg in Movado Common Stock effected since September 29, 2007, the 60th day prior to November 28, 2007.

CUSIP No. 624580106	Page 10 of 13

(d)          All sale proceeds and dividends on shares of Movado Common Stock or Movado Class A Common Stock held by the trusts are for the benefit of the respective beneficiaries of those trusts, which include Mr. E. Grinberg, Ms. Phalen and Mr. A. Grinberg.

All sale proceeds and dividends on shares Movado Class A Common Stock owned by GPLP are for the benefit of GPLP and its partners, as set forth in the Partnership Agreement.

(e)	Not applicable.

Ms. Phalen

(a)          Ms. Phalen beneficially owns 3,995,330 shares of Movado Class A Common Stock, which, as converted into Movado Common Stock, represents 17.1% of the issued and outstanding shares of Movado Common Stock. Of the 3,995,330 shares of Movado Class A Common Stock reported as beneficially owned by Ms. Phalen, 254,906 shares are owned by Ms. Phalen directly, 3,655,640 shares are owned by GPLP, of which Ms. Phalen is a limited partner, and 84,784 shares are held by trusts for the benefit of Ms. Phalen's children of which trusts Ms. Phalen is sole trustee. Ms. Phalen disclaims beneficial ownership as to the 11,441 shares of Movado Common Stock and options to purchase 46,402 shares of Movado Common Stock held by Ms. Phalen's husband.

(b)          Ms. Phalen has sole voting and dispositive power with respect to the 254,906 shares of Movado Class A Common Stock owned by her directly and sole voting and dispositive power with respect to the 84,784 shares of Movado Class A Common Stock held by the trusts. As a result of the voting arrangement described in Item 6 below, Ms. Phalen shares voting power with respect to the 3,655,640 shares of Movado Class A Common Stock held directly by GPLP with GPLP, GGP (GPLP's general partner), Mr. E. Grinberg (GGP's Managing Partner) and Mr. A. Grinberg.

(c)          Other than the contribution described in Item 3 above, there have been no transactions by Ms. Phalen in Movado Common Stock effected since September 29, 2007, the 60th day prior to November 28, 2007.

(d)          All sale proceeds and dividends on shares of Movado Common Stock or Movado Class A Common Stock held by the trusts are for the benefit of the respective beneficiaries of those trusts, which include Ms. Phalen's children.

All sale proceeds and dividends on shares of Movado Class A Common Stock owned by GPLP are for the benefit of GPLP and its partners, as set forth in the Partnership Agreement.

(e)	Not applicable.

Mr. A. Grinberg

(a)          Mr. A. Grinberg beneficially owns 3,995,000 shares of Movado Common Stock (representing 17.1% of the issued and outstanding shares of Movado Common Stock), of which 1,794 are shares of Movado Common Stock owned by Mr. A. Grinberg directly and 2,400 are shares of Movado Common Stock in the form of restricted stock awards that will vest on April 8, 2008. The balance of Mr. A. Grinberg's shares are shares of Movado Class A Common Stock. Included in Mr. A. Grinberg's total number of shares of Movado Class A Common Stock are 250,376 shares which he owns directly, 3,655,640 shares which are owned by GPLP, of which Mr. A. Grinberg is a limited partner, and 84,790 shares are held by trusts for the benefit of Mr. A. Grinberg's niece and nephew, of which trusts Mr. A. Grinberg is co-trustee with Mr. Mark Fishman.

(b)          Mr. A. Grinberg has sole voting and dispositive power with respect to (i) the 1,794 shares of Movado Common Stock owned by him directly, (ii) the 2,400 shares of Movado Common Stock in the form of restricted stock awards that will vest on April 8, 2008, and (iii) the 250,376 shares of Movado Class A Common Stock owned by him directly and shared voting and dispositive power with Mark Fishman with respect to the 84,790 shares of Movado Class A Common Stock held by the trusts of which he is co-trustee with Mr. Mark Fishman. As a result of the voting arrangement described in Item 6 below, Mr. A. Grinberg shares voting power with respect to the 3,655,640 shares of Movado Class A

CUSIP No. 624580106	Page 11 of 13

Common Stock held directly by GPLP with GPLP, GGP (GPLP's general partner), Mr. E. Grinberg (GGP's Managing Partner) and Ms. Phalen.

(c)          Other than the contribution described in Item 3 above, there have been no transactions by Mr. A. Grinberg in Movado Common Stock effected since September 29, 2007, the 60th day prior to November 28, 2007.

(d)          All sale proceeds and dividends on shares of Movado Common Stock or Movado Class A Common Stock held by the trusts are for the benefit of the respective beneficiaries of those trusts, which include Mr. A. Grinberg's niece and nephew.

All sale proceeds and dividends on shares of Movado Class A Common Stock owned by GPLP are for the benefit of GPLP and its partners, as set forth in the Partnership Agreement.

(e)	Not applicable.

Item 6. Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 20, 1998, GGP, Mr. E. Grinberg, Ms. Phalen, Mr. A. Grinberg, and Mr. G. Grinberg entered into the Partnership Agreement, pursuant to which they formed GPLP and collectively transferred to GPLP a total of 1,545,500 shares of Movado Class A Common Stock. The Partnership Agreement provides, in pertinent part, that (i) GGP shall be the general partner of GPLP and shall have exclusive management and control of the business and affairs of the partnership and (ii) at any time when either Ms. Phalen or Mr. A. Grinberg is a limited partner of GPLP, then Ms. Phalen and Mr. A. Grinberg, jointly, if they shall both be limited partners, or such one of them as shall then be a limited partner, shall have the power to direct GGP to vote the shares of the Issuer owned by GPLP to support the nomination and appointment of any one of Ms. Phalen, Mr. A. Grinberg or Mrs. S. Grinberg to be a member of the board of directors of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.             Joint Filing Agreement of the Reporting Persons, dated March 18, 2008.

Exhibit 2.             Limited Partnership Agreement, dated August 20, 1998, by and among GGP, Mr. G. Grinberg, Mr. E. Grinberg, Ms. Phalen and Mr. A. Grinberg and filed as Exhibit 2 to the Schedule 13D jointly filed by GPLP, GGP, Ms. Phalen and Mr. A. Grinberg with the Securities and Exchange Commission on August 31, 1998 and incorporated herein by reference.

CUSIP No. 624580106	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Date: March 18, 2008

GRINBERG PARTNERS L.P.

By:	GRINBERG GROUP PARTNERS,
its General Partner

By:	/s/ Efraim Grinberg
Name: Efraim Grinberg
	Title:	Managing Partner

GRINBERG GROUP PARTNERS

By:	/s/ Efraim Grinberg
Name: Efraim Grinberg
	Title:	Managing Partner

/s/ Efraim Grinberg

Efraim Grinberg

/s/ Miriam G. Phalen

Miriam G. Phalen

/s/ Alexander Grinberg

Alexander Grinberg

CUSIP No. 624580106	Page 13 of 13

                 EXHIBIT 1

Joint Filing Agreement

We, the signatories of the statement on Schedule 13D to which this Agreement is attached, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: March 18, 2008

GRINBERG PARTNERS L.P.

By:	GRINBERG GROUP PARTNERS,
its General Partner

By:	/s/ Efraim Grinberg
Name: Efraim Grinberg
	Title:	Managing Partner

GRINBERG GROUP PARTNERS

By:	/s/ Efraim Grinberg
Name: Efraim Grinberg
	Title:	Managing Partner

/s/ Efraim Grinberg

Efraim Grinberg

/s/ Miriam G. Phalen

Miriam G. Phalen

/s/ Alexander Grinberg

Alexander Grinberg